SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Ultra Petroleum Corp.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

903914208
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903914208	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP (formerly known as Fir Tree Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 36,379,590 Common Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 36,379,590 Common Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,379,590 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.53%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 903914208	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No.5 ("Amendment No. 5") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 10, 2017 (the "Original Schedule 13D") as amended by Amendment No. 1 filed with the SEC on August 24, 2017 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on September 5, 2017 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on September 18, 2017 ("Amendment No 3") and Amendment No. 4 filed with the SEC on January 31, 2018 ("Amendment No 4," and the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the common shares, no par value per share (the "Common Shares"), of Ultra Petroleum Corp., a Canadian corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Item 6 as set forth below.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The second paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

After the close of business on February 1, 2018, the expiration dates of the cash-settled equity swaps previously reported on the Original Schedule 13D were extended to provide for an expiration date of February 1, 2021.

The Fir Tree Funds have economic exposure to an additional 19,700,754 Common Shares pursuant to certain cash-settled equity swaps between the Fir Tree Funds and broker-dealer counterparties. Such swaps mature on dates ranging from February 1, 2021 to February 5, 2021. The reference prices for such swaps range from $6.165 to $6.224. The Reporting Persons do not have voting power or dispositive power with respect to the Common Shares referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

CUSIP No. 903914208	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 5, 2018

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel